SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2005

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2005

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi TECHNOLOGIES HOLDINGS, INC.

SEC FORM 6-K

August 2005

Description	Page
Press Release, dated August 15, 2005
PSi Technologies Reports Second Quarter 2005 Results	4

PSi TECHNOLOGIES REPORTS SECOND QUARTER 2005 RESULTS

South San Francisco, CA and Manila, Philippines – August 15, 2005 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the second quarter ended June 30, 2005:

Highlights

•	Consolidated revenues of $20.4 million, an increase of 6.1% on a quarter-over-quarter basis, and an increase of 1.4% on year-over-year basis.

•	China revenues of $2.1 million, an increase of 82.2% on a quarter-over-quarter basis.

•	Gross margin of 1.3%, versus (3.8)% in the first quarter of 2005 and 3.8% in second quarter of 2004.

•	Operating loss margin, of (10.9)% versus (15.6)% in the previous quarter.

•	EBITDA margin of 10.9%, versus 7.1% in the previous quarter and 8.0% in the same period last year.

•	EPS of $(0.21) per share, versus EPS of $(0.26) per share in the first quarter and $(0.19) in the second quarter of 2004 on an outstanding share basis.

Second Quarter Financial Results

Revenues for the second quarter of 2005 totaled $20.4 million, a 6.1% sequential increase compared to $19.2 million in the previous quarter, and a 1.4% increase compared to revenues of $20.1 million for the second quarter of 2004. Revenues from the Company’s top 5 customers were $17.5 million, a 9.5% increase compared to $16.0 million in the previous quarter. During the quarter, Chengdu contributed $2.1 million in revenues.

The Company’s largest customers for the first quarter (in alphabetical order) were Infineon Technologies, ON Semiconductor, Philips and ST Microelectronics. Products packaged for those customers are used in a variety of end-user applications, in particular for automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

Sales of power semiconductor packages comprised 96.7% of second quarter revenues, or $19.7 million, a 6.2% sequential increase versus $18.6 million in the previous quarter.

“While we experienced a moderate level of growth during the quarter, loading trends were challenging and difficult nonetheless,” said Arthur J. Young, Jr., Chairman and CEO. “On an aggregate basis, the volumes of our Philippine facilities declined by 4.6%. The decline was offset by a 5.9% increase in average selling prices, as we implemented price increases to mitigate the higher costs of commodities and raw materials. On the other hand, revenues from our Chengdu facility increased by 82.2% as a result of a 79.8% increase in loadings and 1.4% increase in average selling prices as our Chengdu facility started producing higher value packages.”

PSi Technologies Holdings, Inc.

Second Quarter 2005 Results

Consolidated gross margin was 1.3% in the second quarter, versus (3.8)% in the previous quarter and 3.8% in the same period last year.

“The goal of establishing a revised business model more capable of optimizing assets and resources across the various business units remains our highest priority,” said Young. “A business blueprint aimed at creating sufficiently robust operating conditions to contend with market swings is being developed.”

“On a quarter-on-quarter basis, China benefited from improved operating leverage, with cost of goods sold expanding by a lesser 52.3% versus the 82.2% increase in sales,” said Young. “Sales in China contributed positively to consolidated gross profits in the second quarter.”

Operating expenses were higher by 9.6% to $2.5 million in the second quarter, due primarily to a 140.9% increase in Chengdu freight expenses and secondarily to additional technical support extended to Chengdu to support the ramp up in loadings. Research and development costs remained stable at $0.3 million. The activities related to the Company’s QFN (Quad, Flat, No-Lead) Package is transitioning from research and development, the bulk of which occurred in prior quarters, to customer qualification and configuration activities prior to the formal introduction of this package by our customers into their respective markets.

Operating loss margin was (10.9)% in the second quarter versus (15.6)% in the previous quarter and (10.8)% in the same period last year.

“We are encouraged that the cost reduction measures in the Philippines and expansion in loadings in China resulted in a noticeable reduction in operating loss,” said Young.

EBITDA margin was 10.9% for the second quarter, up from 7.1% in the previous quarter.

Second quarter net loss was $(2.7) million or $(0.21) per outstanding share, compared to net loss of $(3.5) million or $(0.26) per outstanding share in the previous quarter.

Balance Sheet Highlights

Cash and cash equivalents improved to $3.9 million in the second quarter, versus $2.2 million at the end of 2004. During the quarter, the Company’s cash position was bolstered by the issuance of a 4-year $7.0 million senior exchangeable subordinated note to an affiliate of its majority shareholder, Merrill Lynch Global Emerging Markets Partners, L.P.

Capital expenditures totaled $6.7 million year-to-date, which was partially offset by $1 million in proceeds from the sale of the Company’s unutilized third site in the Philippines. Discussions are ongoing with third parties for the disposal of other unutilized properties and equipment.

The long-term liability account of $8.8 million as of June 30, 2005 represents the carrying amount of the Exchangeable Notes issued in July 2003 and June 2005, net of the amortization of discount representing the embedded conversion feature of the Note.

As of June 30, 2005, tangible book value was $2.67 per share on 13,289,525 outstanding shares.

Business Outlook

Commenting on the Company’s going-forward strategies, Young said: “While we have made strides in lowering the Company’s cost base in the Philippines, there is much more that can be done to return us to profitability. To this end, we are pleased to announce the appointment of

PSi Technologies Holdings, Inc.

Second Quarter 2005 Results

Gordon J. Stevenson as our Executive Vice President and Chief Operating Officer. He joined us on August 1, 2005. Gordon has over 18 years experience in developing and executing strategies to return operating units to profitability in various Philips assignments in Hazel Grove (UK), Manila (Philippines), Surabaya (Indonesia) and Shanghai (China). A business blueprint will be developed in the third quarter, for implementation in the fourth quarter and beyond.”

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:	At Financial Relations Board:

Edison G. Yap, CFA (63 917) 894 1335 egyap@psitechnologies.com.ph	Amy Cozamanis (310) 854 8314 acozamanis@financialrelationsboard.com

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings, Inc.

Second Quarter 2005 Results

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	3 Months
	30-Jun-05	31-Mar-05	30-Jun-04
REVENUES	$20,378,310	$19,210,744	$20,088,828
COST OF SALES	20,116,894	19,937,014	19,334,810

GROSS PROFIT	261,416	(726,270)	754,018

OPERATING EXPENSES
Research and development	331,555	332,302	242,427
Stock compensation cost	59,988	59,988	59,988
Administrative expenses	1,707,224	1,621,267	1,748,495
China expenses			674,480
Marketing expenses	261,833	204,353	200,974
Freight out	130,941	54,359

Total Operating Expenses	2,491,541	2,272,269	2,926,364

LOSS FROM OPERATIONS	2,230,124	2,998,539	2,172,346

OTHER INCOME (EXPENSES)	(495,510)	(491,160)	(306,158)

LOSS BEFORE INCOME TAX AND MINORITY INTEREST	2,725,634	3,489,699	2,478,504

PROVISION FOR INCOME TAX	—	—	511
MINORITY INTEREST	—	—	3,136

NET LOSS	$2,725,634	$3,489,699	$2,475,879

EBITDA	$2,226,703	$1,359,816	$1,613,287
Common Shares Outstanding	13,289,525	13,289,525	13,289,525
Earnings per Outstanding Share	(0.21)	(0.26)	(0.19)

Note:

•	Effective in the first quarter, China-related revenues and expenses were consolidated into the Income Statement of the Company, instead of previous quarters’ practice of classifying the net result under the heading “China Expenses” in the Operating Expense section of the Company’s Income Statement.

•	The accounts as presented herein have been revised to conform to their presentation under the 2004 Audited Financial Statements. More detailed information can be found in the documents (such as Form 20F) PSi files from time to time with the Securities and Exchange Commission.

PSi Technologies Holdings, Inc.

Second Quarter 2005 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	30-Jun-05	31-Dec-04
	Unaudited	Audited
ASSETS
Current Assets
Cash	$3,892,327	$2,152,942
Accounts receivable-net	12,919,050	10,932,923
Notes receivable on sale of land and building	1,173,462	—
Inventories-net	6,560,835	8,292,326
Other current assets-net	594,466	426,726

Total Current Assets	25,140,140	21,804,917

Noncurrent Assets
Investment and advances	142,587	143,609
Property, plant and equipment-net	58,036,646	65,468,721
Other noncurrent assets-net	1,319,443	1,271,504

Total Noncurrent Assets	59,498,676	66,883,834

	$84,638,816	$88,688,751

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	22,357,869	23,252,579
Accounts payable CAPEX	2,701,379	6,185,099
Loans Payable	11,400,000	11,800,000
Trust receipts payable	3,369,849	3,237,411
Current portion of long-term liability due to a customer	147,131	709,947
Current portion of obligations under capital lease	400,928	460,674

Total Current Liabilities	40,377,156	45,645,710

Noncurrent Liabilities
Exchangeable Note	8,838,758	1,524,782
Obligations under capital lease	—	—

Total Noncurrent Liabilities	8,838,758	1,524,782

Minority Interest	—	—

Stockhoders’ Equity
Capital stock-Philippine peso 1 2/3 par value
Authorized-37,058,100 shares
Issued and outstanding-13,289,525 shares	590,818	590,818
Additional paid-in capital	71,981,335	71,861,359
Deficit	(37,149,251)	(30,933,918)

Total Stockholders’ Equity	35,422,902	41,518,259

	$84,638,816	$88,688,751

PSi Technologies Holdings, Inc.

Second Quarter 2005 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Statement of Cash Flows

(In US Dollars)

For the 6 Months ended 30-Jun-05
CASH FLOWS FROM OPERATING ACTIVITIES	—
Net Income	(6,215,333)
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	—
Equity in net loss (gain) of an investee 2002
Stock compensation cost	119,976
Depreciation and amortization	8,650,190
Retirement Expense	87,317
Loss on Asset Impairment
Provision for (benefit from) deferred income tax	—
Amortization of debt issuance cost and discount	322,634
Equity in net loss (gain) of an investee	—
Change in assets and liabilities:
Decrease (increase) in:
Accounts receivables	(1,986,127)
Inventories	1,731,492
Other Current Assets and tax credit receivable	(167,740)
Increase (decrease) in :
Accounts payable and other expenses	(982,027)

Net cash provided by operating activities	1,560,382

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(6,693,609)
Proceeds from sale of Property & Equipment	1,000,000
Decrease (increase) in investments and advances	1,022
Decrease (increase) in other assets	(238,287)

Net cash used in investing activities	(5,930,874)

CASH FLOWS FROM FINANCING ACTIVITIES
Net availment/(payments) of short-term loans	(400,000)
Trust receipts and acceptances payable	132,438
Net availment/(payments) of stock issuance cost	—
Net availment/(payments) of long term loan	6,437,185
Net availment/(payments) of obligation under capital leases	(59,746)

Net cash provided by (used in) financing activities	6,109,877

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,739,385

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	2,152,942

CASH AND CASH EQUIVALENTS AT END OF PERIOD	3,892,327

SUPPLEMENTAL INFORMATION ON NONCASH FINANCING & INVESTING ACTIVITIES
Property and equipment acquired (paid) on account under accounts payable	(3,483,719)